SECURITIES AND EXCHANGE COMMISSION



                             Washington, D.C. 20549




                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For April 29, 2003



                               CHILESAT CORP S.A.
                           (formerly Telex-Chile S.A.)
                 (Translation of registrant's name into English)


                              Rinconada El Salto No. 202
                        Comuna de Huechuraba, Santiago, Chile
                    (Address of principal executive offices)

                            Form 20-F X  Form 40-F ___
                                     ---



     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                   Yes___ No   X
                                             -----



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                       CHILESAT CORP S.A. (THE "COMPANY")
                               REPORT ON FORM 6-K

TABLE OF CONTENTS

1. A free English translation of an answer of the Company to an official letter of the Chilean Superintendencia de Valores y Seguros filed with the latter on April 25, 2003.


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                                                                              3

                     (Free translation of Spanish original)

                                                    Santiago, April 25, 2003


Mrs.
Lucia Canales Lardiez
Superintendency of Securities and Insurance
Personal Delivery


                        Ref. Official letter/Ord No. 02917 of April 25th, 2003


Dear Madam:

By virtue of an official letter, the Superintendency of Securities and Insurance asked Chilesat Corp S.A. to refer to the press versions published on April 23 and 24, 2003 by the Daily Estrategia, in which it mention a "imminent purchase of the control of Nextel, a trunking digital company"; by Chilesat Corp S.A.

On the matter, we can inform to you the following:

Chilesat Corp S.A. has maintained negotiations with NII Holdings, Inc.
(Nextel), with the purpose of seeking formulas that allow to structure a joint plan for participation in the development of a "digital trunking" project, consisting on the installation and operation in Chile of a public mobil service network of a specialized radio communications, using IDEN technology "Integrated Dispatch Enhanced Network". Consequently, Chilesat Corp. S.A. has analyzed various legal, judicial, social, and operational information from the Chilean companies controlled by Nextel.

As to the present, no global agreement has been reached by the parties and, in any case, no actual formula has been agreed contemplating an immediate purchase by Chilesat Corp S.A. of the control of the companies pertaining to Nextel in Chile, as erroneously stated in said publications.

Finally, in relation to the alleged negotiations with respect AT&T Latin America, I inform you that this Company is not a part of them.

Yours truly,




Rodrigo Villa Mardel
Chief Financial Officer
Chilesat Corp S.A.

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                                                                              4
                               CHILESAT CORP S.A.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                             CHILESAT CORP S.A.



                                             By: /s/ Rodrigo Villa Mardel
                                                 ------------------------------
                                                 Name:  Rodrigo Villa Mardel
                                                 Title:  Chief Financial
                                                            Officer

Dated:  April 28, 2003